UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004.

Commission File Number:  0-28792

CANALASKA VENTURES LTD.

(Translation of registrant's name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___   Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____

       No:  __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___CanAlaska Ventures Ltd.________

Registrant

_____"Taryn Downing"____________

Taryn Downing (Corporate Secretary)

_____November 5, 2004____________

Date

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

October 7, 2004

Item 3: Press Release

A Press release dated and issued October 7, 2004 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

Phase I Uranium Acquisition Complete, Athabasca Basin, Saskatchewan.

Item 5: Full Description of Material Change

Further to the announcement dated September 21, 2004, CanAlaska Ventures Ltd. ("CanAlaska") announced today that it has completed its first phase of property acquisitions and has acquired approximately 48,000 hectares (approximately 120,000 acres) or 480 square kilometers of prospective uranium claims in the Athabasca Basin, Saskatchewan.  The Athabasca Basin hosts several major uranium deposits including Cigar Lake and McArthur River, two of the highest grade uranium deposits in the world.  Production from the Athabasca Basin currently accounts for 32% of the worlds' supply of uranium and is expected to increase to 50% by the end of the decade.

For the past decade or two, uranium exploration within the Athabasca Basin has been at a relatively low level and it is evident that the potential for the discovery of other deposits remains high.  Peter Dasler, President, noted "before commencing its staking program, CanAlaska carried out a comprehensive due diligence program taking into account existing geological and geophysical data, and as a result, has identified and acquired projects that are well located and which it is believed have considerable potential".

Staking is expected to continue through the Fall and Winter in order to position the Company and its shareholders for what CanAlaska believes will be the largest expansion in uranium exploration since the 1970's.  Harry Barr, Chairman of CanAlaska stated, "Our objective is simply to control one of the largest uranium exploration portfolios in the Athabasca Basin".  CanAlaska's Canadian technical team is currently set up in Saskatchewan guiding the acquisition process and preparing for Fall and Winter exploration programs.

In addition to staking, CanAlaska is actively negotiating on several other drill ready targets in order to rapidly develop its uranium exploration portfolio.

CanAlaska is also actively exploring for gold in the Hemlo Gold Belt and nickel in the Voisey Bay area of Labrador.  In New Zealand the Company has assembled a series of grass roots and advanced gold exploration projects, which are budgeted for detailed exploration and drill testing in early 2005.

The qualified person for this release is Peter Dasler, P.Geo, President of CanAlaska Ventures Ltd.

About CanAlaska

CanAlaska is a mineral exploration company with uranium, gold, base and platinum group metal projects in Alaska, British Columbia, Labrador, Ontario, Quebec and New Zealand.  Management's objective is to create shareholder wealth through the exploration and development of diversified mineral project portfolio.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

                 October 7, 2004

Date

"Taryn Downing"

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary____________

Official capacity

CanAlaska Ventures Ltd.

TSX.V - CVV   OTCBB: CVVLF

Toll Free 1-800-667-1870

www.canalaska.com

PHASE I URANIUM ACQUISITION COMPLETE

ATHABASCA BASIN, SASKATCHEWAN

FOR IMMEDIATE RELEASE

News Release

Vancouver, BC - October 7, 2004.  Further to the announcement dated September 21, 2004, CanAlaska Ventures Ltd. ("CanAlaska") announced today that it has completed its first phase of property acquisitions and has acquired approximately 48,000 hectares (approximately 120,000 acres) or 480 square kilometers of prospective uranium claims in the Athabasca Basin, Saskatchewan.  The Athabasca Basin hosts several major uranium deposits including Cigar Lake and McArthur River, two of the highest grade uranium deposits in the world.  Production from the Athabasca Basin currently accounts for 32% of the worlds' supply of uranium and is expected to increase to 50% by the end of the decade.

For the past decade or two, uranium exploration within the Athabasca Basin has been at a relatively low level and it is evident that the potential for the discovery of other deposits remains high.  Peter Dasler, President, noted "before commencing its staking program, CanAlaska carried out a comprehensive due diligence program taking into account existing geological and geophysical data, and as a result, has identified and acquired projects that are well located and which it is believed have considerable potential".

Staking is expected to continue through the Fall and Winter in order to position the Company and its shareholders for what CanAlaska believes will be the largest expansion in uranium exploration since the 1970's.  Harry Barr, Chairman of CanAlaska stated, "Our objective is simply to control one of the largest uranium exploration portfolios in the Athabasca Basin".  CanAlaska's Canadian technical team is currently set up in Saskatchewan guiding the acquisition process and preparing for Fall and Winter exploration programs.

In addition to staking, CanAlaska is actively negotiating on several other drill ready targets in order to rapidly develop its uranium exploration portfolio.

CanAlaska is also actively exploring for gold in the Hemlo Gold Belt and nickel in the Voisey Bay area of Labrador.  In New Zealand the Company has assembled a series of grass roots and advanced gold exploration projects, which are budgeted for detailed exploration and drill testing in early 2005.

The qualified person for this release is Peter Dasler, P.Geo, President of CanAlaska Ventures Ltd.

News Release

October 7, 2004

About CanAlaska

CanAlaska is a mineral exploration company with uranium, gold, base and platinum group metal projects in Alaska, British Columbia, Labrador, Ontario, Quebec and New Zealand.  Management's objective is to create shareholder wealth through the exploration and development of diversified mineral project portfolio.

On behalf of the Board of Directors

"Harry Barr"

Harry Barr, Chairman

Investor Contact:

Peter Dasler

President

Tel: 604.685.1870

1-800-667-1870

Email: ir@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

October 7, 2004

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

October 12, 2004

Item 3: Press Release

A Press release dated and issued October 12, 2004 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

The Company announces a non-brokered private placement of up to 3,000,000 units for proceeds of up to $900,000.

Item 5: Full Description of Material Change

CanAlaska Ventures Ltd. (the "Company") announces a non-brokered private placement of up to 3,000,000 units for gross proceeds of up to $900,000.  Each unit will consist of one common share in the capital of the Company at a purchase price of $0.30 and one half of one non-transferable share purchase warrant (the "Warrant"), each whole Warrant entitling the holder thereof to purchase one additional common share (the "Warrant Share") of the Company for a period of twelve months from the Closing Date at a price of $0.40 per Warrant Share.  The proceeds of the private placement will be used for acquisition, exploration and development of the Company's uranium projects, and the Company's New Zealand gold projects and general working capital.  A finder's fee of up to 7% may be paid in cash or shares.  In addition, member firms whose participation exceeds $125,000 may receive an additional 10% warrant at a purchase price of $0.40 for a period of twelve months.  The foregoing is subject to regulatory approval.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

             October 12, 2004

Date

"Taryn Downing"

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary____________

Official capacity

CanAlaska Ventures Ltd.

TSX.V - CVV   OTCBB: CVVLF

Toll Free 1-800-667-1870

www.canalaska.com

Non-Brokered Private Placement

FOR IMMEDIATE RELEASE

News Release

Vancouver, BC - October 12, 2004.  CanAlaska Ventures Ltd. (the "Company") announces a non-brokered private placement of up to 3,000,000 units for gross proceeds of up to $900,000.  Each unit will consist of one common share in the capital of the Company at a purchase price of $0.30 and one half of one non-transferable share purchase warrant (the "Warrant"), each whole Warrant entitling the holder thereof to purchase one additional common share (the "Warrant Share") of the Company for a period of twelve months from the Closing Date at a price of $0.40 per Warrant Share.  The proceeds of the private placement will be used for acquisition, exploration and development of the Company's uranium projects, and the Company's New Zealand gold projects and general working capital.  A finder's fee of up to 7% may be paid in cash or shares.  In addition, member firms whose participation exceeds $125,000 may receive an additional 10% warrant at a purchase price of $0.40 for a period of twelve months.  The foregoing is subject to regulatory approval.

About CanAlaska

CanAlaska is a mineral exploration company with uranium, gold, base and platinum group metal projects in Alaska, British Columbia, Labrador, Ontario, Quebec, Saskatchewan and New Zealand.  Management's objective is to create shareholder wealth through the exploration and development of a diversified mineral project portfolio.

On behalf of the Board of Directors

Harry Barr, Chairman

Investor Contact:

Peter Dasler

President

Tel: 604.685.1870

1-800-667-1870

Email: ir@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

October 12, 2004

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

October 25, 2004

Item 3: Press Release

A Press release dated and issued October 25, 2004 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

The Company announces that it has completed its second phase of property acquisitions and has now acquired 142,460 hectares of prospective uranium claims in the Athabasca Basin, Saskatchewan.

Item 5: Full Description of Material Change

See attached news release dated October 25, 2004.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____October 25, 2004____________

Date

"Taryn Downing"

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary____________

Official capacity

CanAlaska Ventures Ltd.

TSX.V - CVV   OTCBB: CVVLF

Toll Free 1-800-667-1870

www.canalaska.com

PHASE II URANIUM ACQUISITION COMPLETE

MAJOR GEOPHYSICAL PROGRAM SLATED TO BEGIN

ATHABASCA BASIN, SASKATCHEWAN

FOR IMMEDIATE RELEASE

News Release

Vancouver, BC - October 25, 2004.  Further to the announcement dated October 7, 2004, CanAlaska Ventures Ltd. ("CanAlaska") announced today that it has completed its second phase of property acquisitions and has now acquired approximately 142,460 hectares (approximately 352,026 acres) or 1,425 square kilometres of prospective uranium claims in the Athabasca Basin, Saskatchewan.  The Athabasca Basin hosts a number of major uranium deposits including Cigar Lake and McArthur River, two of the largest and highest grade uranium deposits in the world.  Production from the Athabasca Basin currently accounts for 32% of the world's supply of uranium and this is expected to increase to 50% by the end of the decade.

Athabasca Basin
N
W
E
S
Major Players in the Uranium Belt
Land Position
CanAlaska
Cameco
Cogema
Phelps Dogde
UEX
Pitchstone
JNR Resources
Other Claims
Midwest Mine
McClean Lake Uranium Mine
Cigar Lake Mine
McArthur River Mine
Key Lake Mine
Acres 352,026
Hectares 142,460
0 5 10 20 30 40 50 60 70 80
Kilometers
Athabasca Basin
South East Uranium Belt
Land Position
October 21st 2004
Map By A. Watson

News Release

October 25, 2004

For the past two decades, uranium exploration within the Athabasca Basin has been at a relatively low level and it is evident that the potential for the discovery of other deposits remains high.  Peter Dasler, President, noted "before commencing its staking program, CanAlaska carried out a comprehensive due diligence program taking into account existing geological and geophysical data, and as a result, has identified and acquired projects that are well located and which it is believed have considerable potential".

CanAlaska has now received bids for a high-resolution, deep penetrating airborne geophysical survey on the first of several newly acquired properties.  The first survey work is expected to commence within three weeks.

Staking is expected to continue through the Fall and Winter in order to position the Company and its shareholders for what CanAlaska believes will be the largest expansion in uranium exploration since the 1970's.  Harry Barr, Chairman of CanAlaska stated, "Our objective is simply to control one of the largest uranium exploration portfolios in the Athabasca Basin".  CanAlaska's Canadian technical team is currently set up in Saskatchewan working on the acquisition process and preparing for Fall and Winter exploration programs.

In addition to staking, CanAlaska is actively negotiating on several other drill ready targets in order to rapidly develop its uranium exploration portfolio.

CanAlaska is also actively exploring for gold in the Hemlo Gold Belt and nickel in the Voisey Bay area of Labrador.  In New Zealand the Company has assembled a series of grass roots and advanced gold exploration projects, which are budgeted for detailed exploration and drill testing in early 2005.

The qualified person for this release is Peter Dasler, P.Geo, President of CanAlaska Ventures Ltd.

About CanAlaska

CanAlaska is a mineral exploration company with uranium, gold, base and platinum group metal projects in Alaska, British Columbia, Labrador, Ontario, Quebec and New Zealand.  Management's objective is to create shareholder wealth through the exploration and development of diversified mineral project portfolio.

On behalf of the Board of Directors Harry Barr, Chairman

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

October 25, 2004